Exhibit 99.1

Arris Resources Inc.

1250 West Hastings Street, British Columbia, Canada V6E 2M4

Telephone: 604-687-0879     Fax: 604-408-9301

NEWS RELEASE	FOR IMMEDIATE RELEASE

ARRIS RESOURCES WELCOMES SANDEEP POONIA

TO THE BOARD

Vancouver, British Columbia, June 19, 2008: Arris Resources Inc. (the “Company”) (CNQ: ARIS.U) is pleased to announce that it has added a new member to its Board of Directors.  The Company would like to welcome Mr. Sandeep Poonia who will also serve as member of the Audit Committee, along with Mr. Parmjeet Johal and Harpreet Janda as a Chairman.  The new Board of Directors consists of: Lucky Janda, Parmjeet Johal, Harpreet Janda and Sandeep Poonia.

Mr. Poonia will be replacing Mr. Curt Huber and Mr. Tajinderjit Johal, who decided not to run as Directors at the Annual General Meeting on June 17, 2008. The company would like to take this opportunity to thank Mr. Curt Huber and Mr. Tajinderjit Johal for their efforts and energies to the company, and wishes them success in their future endeavors.

ON BEHALF OF THE BOARD OF DIRECTORS

"Lucky Janda"

Lucky Janda
President